# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Magnolia Oil & Gas Corp, CIK 0001698990
CUSIP: 559663109
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: Nine Greenway Plaza, Suite 1300, Houston, Texas (TX), 77046
Date of event which requires filing of this statement: 09/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002153177

## Reporting persons
- WildFire Energy I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,203,000; sole dispositive power 0; shared dispositive power 32,203,000; aggregate amount beneficially owned 32,203,000 (11.96% of the class)
  Comment: The reported percentage is calculated based on 236,968,592 shares of Class A common stock ("Common Stock") outstanding as of August 3, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 6, 2026, as increased by 32,203,000 shares of Common Stock issued to the Reporting Person on September 10, 2026.
- Hawkwood HoldCo, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,203,000; sole dispositive power 0; shared dispositive power 32,203,000; aggregate amount beneficially owned 32,203,000 (11.96% of the class)
  Comment: The reported percentage is calculated based on 236,968,592 shares of Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 6, 2026, as increased by 32,203,000 shares of Common Stock issued to WildFire Energy I LLC on September 10, 2026.
- Hawkwood HoldCo GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,203,000; sole dispositive power 0; shared dispositive power 32,203,000; aggregate amount beneficially owned 32,203,000 (11.96% of the class)
  Comment: The reported percentage is calculated based on 236,968,592 shares of Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 6, 2026, as increased by 32,203,000 shares of Common Stock issued to WildFire Energy I LLC on September 10, 2026.
- Warburg Pincus & Company US, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,203,000; sole dispositive power 0; shared dispositive power 32,203,000; aggregate amount beneficially owned 32,203,000 (11.96% of the class)
  Comment: The reported percentage is calculated based on 236,968,592 shares of Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 6, 2026, as increased by 32,203,000 shares of Common Stock issued to WildFire Energy I LLC on September 10, 2026.
- Kayne Anderson Capital Advisors, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,203,000; sole dispositive power 0; shared dispositive power 32,203,000; aggregate amount beneficially owned 32,203,000 (11.96% of the class)
  Comment: The reported percentage is calculated based on 236,968,592 shares of Common Stock outstanding as of August 3, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 6, 2026, as increased by 32,203,000 shares of Common Stock issued to WildFire Energy I LLC on September 10, 2026.

## Item 1. Issuer
Name of issuer: Magnolia Oil & Gas Corp
Address of issuer's principal executive offices: Nine Greenway Plaza, Suite 1300, Houston, Texas 77046

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by each of the persons below pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Act, all of whom together are referred to herein as the "Reporting Persons":

(i) WildFire Energy I LLC;
(ii) Hawkwood HoldCo, L.P.;
(iii) Hawkwood HoldCo GP, LLC;
(iv) Warburg Pincus & Company US, LLC; and
(v) Kayne Anderson Capital Advisors, L.P.
Address of principal business office or, if none, residence:
(i) The address of WildFire Energy I LLC is 920 Memorial City Way, Suite 1400, Houston, TX 77024.
(ii) The address of Hawkwood HoldCo, L.P., Hawkwood HoldCo GP, LLC and Warburg Pincus & Company US, LLC is c/o Warburg Pincus LLC, 450 Lexington Ave, New York, NY 10017.
(iii) The address of Kayne Anderson Capital Advisors, L.P. is 2121 Avenue of the Stars, 9th Floor, Los Angeles, CA 90067.
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on each cover page hereto.

The reported securities are directly held by WildFire Energy I LLC. Hawkwood HoldCo, L.P., Kayne Private Energy Income Fund II, L.P., Kayne Private Energy Income Fund II-B, L.P., Kayne Anderson Energy Fund VIII, L.P. and certain management individuals hold 100% of the equity interests in WildFire Energy I LLC.

Warburg Pincus & Company US, LLC ("Warburg Pincus") is the general partner of Warburg Pincus Partners II (US), L.P., which is the managing member of Warburg Pincus Partners (E&P) XI LLC, which is the sole member of Warburg Pincus (E&P) XI LLC, which is the general partner of Warburg Pincus (E&P) XI, L.P., which is the general partner of Warburg Pincus Private Equity (E&P) XI - A, L.P., which is the managing member of Hawkwood HoldCo GP, LLC, which is the general partner of Hawkwood HoldCo, L.P., which holds the securities on behalf of various funds and accounts indirectly managed by Warburg Pincus (collectively, the "Warburg Entities").

Kayne Private Energy Income Fund II, L.P., Kayne Private Energy Income Fund II-B, L.P. and Kayne Anderson Energy Fund VIII, L.P. are managed, with discretion to purchase or sell securities, by Kayne Anderson Capital Advisors, L.P. (or controlled affiliates thereof) (collectively, the "Kayne Entities"), as a registered investment adviser.

The Warburg Entities and Kayne Entities jointly control WildFire Energy I LLC. Accordingly, the Warburg Entities and the Kayne Entities may be deemed to share voting and dispositive power with respect to the reported securities.

The filing of this Statement shall not be deemed an admission of beneficial ownership by any of the Reporting Persons for purposes of Section 13(d) or 13(g), or for any other purpose.
Percent of class: See response to row 11 on each cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated September 16, 2026, by and among the Reporting Persons.

## Signatures
- WildFire Energy I LLC: /s/ Anthony F. Bahr, Anthony F. Bahr / Chief Executive Officer (09/16/2026)
- Hawkwood HoldCo, L.P.: /s/ Hawkwood HoldCo GP, LLC, Hawkwood HoldCo GP, LLC / General Partner (09/16/2026)
- Hawkwood HoldCo, L.P.: /s/ Warburg Pincus Private Equity (E&P) XI - A, L.P., Warburg Pincus Private Equity (E&P) XI - A, L.P. / Managing Member (09/16/2026)
- Hawkwood HoldCo, L.P.: /s/ Warburg Pincus (E&P) XI, L.P., Warburg Pincus (E&P) XI, L.P. / General Partner (09/16/2026)
- Hawkwood HoldCo, L.P.: /s/ Warburg Pincus (E&P) XI LLC, Warburg Pincus (E&P) XI LLC / General Partner (09/16/2026)
- Hawkwood HoldCo, L.P.: /s/ Warburg Pincus Partners (E&P) XI LLC, Warburg Pincus Partners (E&P) XI LLC / Sole Member (09/16/2026)
- Hawkwood HoldCo, L.P.: /s/ Warburg Pincus Partners II (US), L.P., Warburg Pincus Partners II (US), L.P. / Managing Member (09/16/2026)
- Hawkwood HoldCo, L.P.: /s/ Warburg Pincus & Company US, LLC, Warburg Pincus & Company US, LLC / General Partner (09/16/2026)
- Hawkwood HoldCo, L.P.: /s/ Harsha Marti, Harsha Marti / Authorized Signatory (09/16/2026)
- Hawkwood HoldCo GP, LLC: /s/ Warburg Pincus Private Equity (E&P) XI - A, L.P., Warburg Pincus Private Equity (E&P) XI - A, L.P. / Managing Member (09/16/2026)
- Hawkwood HoldCo GP, LLC: /s/ Warburg Pincus (E&P) XI, L.P., Warburg Pincus (E&P) XI, L.P. / General Partner (09/16/2026)
- Hawkwood HoldCo GP, LLC: /s/ Warburg Pincus (E&P) XI LLC, Warburg Pincus (E&P) XI LLC / General Partner (09/16/2026)
- Hawkwood HoldCo GP, LLC: /s/ Warburg Pincus Partners (E&P) XI LLC, Warburg Pincus Partners (E&P) XI LLC / Sole Member (09/16/2026)
- Hawkwood HoldCo GP, LLC: /s/ Warburg Pincus Partners II (US), L.P., Warburg Pincus Partners II (US), L.P. / Managing Member (09/16/2026)
- Hawkwood HoldCo GP, LLC: /s/ Warburg Pincus & Company US, LLC, Warburg Pincus & Company US, LLC / General Partner (09/16/2026)
- Hawkwood HoldCo GP, LLC: /s/ Harsha Marti, Harsha Marti / Authorized Signatory (09/16/2026)
- Warburg Pincus & Company US, LLC: /s/ Harsha Marti, Harsha Marti / Authorized Signatory (09/16/2026)
- Kayne Anderson Capital Advisors, L.P.: /s/ Daniel Weingeist, Daniel Weingeist / Authorized Signatory (09/16/2026)